SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of AUGUST , 2003.
                                          --------  ----

                             TUMI RESOURCES LIMITED
                   -------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
 ------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F    X      Form 40-F
                                 ---------              ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


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Indicate by check mark whether by furnishing the  information  contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes               No     X
                         ---------       ----------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           (Registrant)

Date   August 19, 2003                     By  /s/ Nick DeMare
     --------------------                  -------------------------------------
                                           (Signature)



Nick DeMare, Director
---------------------------------------------------------------------
1 Print the name and title of the signing officer under his signature.


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                                      - 1 -


                                 BC FORM 53-901F

                                    (FORM 27)

                                 Securities Act


                             MATERIAL CHANGE REPORT

             Section 85(1) of the Securities Act, British Columbia
                          (the "British Columbia Act")
                 Section 118(1) of the Securities Act, Alberta
                              (the "Alberta Act")


1.   Reporting Issuer

     The full name of the Issuer is Tumi Resources Limited (the "Issuer"). The address and telephone number of the principal office in Canada of the Issuer is as follows:

     #1305 - 1090 West Georgia Street
     Vancouver, BC
     V6E 3V7
     Phone:  (604) 685-9316

2.   Date of Material Change

     August 19, 2003

3.   Press Release

     A press release dated August 19, 2003 was released through various approved public media and filed with the TSX Venture Exchange and the British Columbia and Alberta Securities Commissions.

4.   Summary of Material Change(s)

     Private placement closing and issuance of shares and warrants.

5.   Full Description of Material Change

     Please see attached news releases dated August 19th and August 8th, 2003.

6. Reliance on Section 85(2) of the British Columbia Act and Section 118(2) of the Alberta Act

     Not Applicable

7.   Omitted Information

     Not Applicable

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                                      - 2 -

8.   Director

     The following director of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

     Nick DeMare
     Director
     Phone:  (604) 685-9316

9.   Statement of Director

     The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, British Columbia, this 19th day of August, 2003.



                                                       /s/ Nick DeMare
                                                       -------------------------
                                                       Nick DeMare, Director


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                             TUMI RESOURCES LIMITED

                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7

                     Tel: (604) 685-9316 Fax: (604) 683-1585
                         Website: www.tumiresources.com
                            TSX Venture Symbol: TM.V

--------------------------------------------------------------------------------

News Release                                                     AUGUST 19, 2003


The Company has closed on its private placement financing announced on August 8, 2003 and has issued 1,477,000 common shares and warrants. The securities issued will have a hold period expiring December 19, 2003.

Tumi  Resources  Limited  trades on the TSX Venture  Exchange  under the symbol:
"TM". The Company directors are experienced in the resource sector and are focused on enhancing shareholder value by expanding Tumi's assets in this sector. Management aims to identify exploration projects of high merit and quickly complete confirmation exploration. This will enable the Company to confirm the potential of a project and reach advanced project status by the most cost effective means and in the shortest time possible.


ON BEHALF OF THE BOARD

/s/ David Henstridge
---------------------------------
David Henstridge, President & CEO


Investor Information contact: Nick L. Nicolaas
                              Tel: (604) 657-4058
                              E-mail: NICOLAAS@ATTGLOBAL.NET

         The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

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